

SEC 10030682 ISSION
Washington, D.C. 20549

Mail Processing Section
MAR 29 2010
Washington, DC

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/09 (MM/DD/YY) AND ENDING 01/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RANCE KING SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 E. BROADWAY
(No. and Street)

LONG BEACH (City) CALIFORNIA (State) 90803-6104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM RANCE KING, JR. 562/240-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM RANCE KING, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RANCE KING SECURITIES CORP., as of JANUARY 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

WILLIAM RANCE KING, JR.

PRESIDENT

Title

See attached.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXX. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

______________________________ Signature of Document Signer No. 1

______________________________ Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 23rd (Date) day of March (Month), 20 10 (Year), by

(1) William Rance King, Jr. (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)



TANJA M. PIERCE
Commission # 1807157
Notary Public - California
Los Angeles County
My Comm. Expires Jul 21, 2012

Signature  Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

CONTENTS

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Rance King Securities Corporation
Long Beach, California

We have audited the statement of financial condition of Rance King Securities Corporation as of January 31, 2010, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rance King Securities Corporation as of January 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Long Beach, California
March 15, 2010

RANCE KING SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2010

ASSETS

Cash in bank	$ 146,050
Accounts receivable	16,200
Prepaid expenses	4,852
Long-term investments	83,200
Property and equipment, net	-
Total assets	$ 250,302

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Other payable	$ 9,450
Total liabilities	9,450
Stockholder's equity:	
Common stock, no par value; 100 shares authorized; 50 shares issued and outstanding	10,000
Additional paid-in capital	28,911
Retained earnings	201,941
Total stockholder's equity	240,852
Total liabilities and stockholder's equity	$ 250,302

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION

STATEMENT OF INCOME (LOSS)

YEAR ENDED JANUARY 31, 2010

Revenues:	
Marketing and due diligence	$ 214,806
Commissions	501,214
Interest	769
Miscellaneous income	60,000
Total revenues	776,789
Expenses:	
Commissions	660,569
Marketing and due diligence	52,160
Occupancy	37,164
Professional fees	11,606
Licenses, fees, and regulatory assessments	3,225
Communications	822
Other	30,663
Total expenses	796,209
Loss before income taxes	(19,420)
Income taxes	(11,119)
Net loss	$ (8,301)

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JANUARY 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	10,000	28,911	210,242	249,153
Net loss	-	-	(8,301)	(8,301)
Balance, end of year	$ 10,000	28,911	201,941	240,852

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2010

Cash flows from operating activities:	
Net loss	$ (8,301)
Adjustments to reconcile net loss to net cash used for operating activities:	
(Increase) decrease in:	
Accounts receivable	9,738
Prepaid expenses	800
Increase (decrease) in:	
Other payable	(3,175)
Net cash flows used for operating activities	(938)
Cash flows from investing activities	-
Cash flows from financing activities	-
Net decrease in cash	(938)
Cash, beginning of year	146,988
Cash, end of year	$ 146,050

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered-broker dealer incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. Operations are pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and the Company does not hold customer funds or securities. The Company's primary business consists of the wholesaling and retailing of direct participation programs for which a related entity is the general partner. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at January 31, 2010.

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the accelerated method for both financial reporting and income tax purposes. Expenditures for repairs and maintenance are charged to expense as incurred. The Company has elected to capitalize all property and equipment expenditures greater than $1,000.

Fair Value Measurements

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining fair value for its marketable securities. FASB ASC defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting announcements, and increases disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of input are defined as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3- Valuations based on inputs that unobservable in the marketplace and significant to the valuation.

FASB ASC also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

As required by the Income Taxes-Overall-Recognition Topic of FASB ASC, the Company is required to disclose unrecognized tax benefits as a result of tax positions taken during a prior period. FASB ASC also requires the Company to recognize any interest and penalties associated with its tax positions. Management has evaluated the tax positions the Company has taken in the prior year and determined that there are no unrecognized tax benefits to be recorded for the year ended January 31, 2010.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT A BANK

The Company maintains its cash accounts at First Bank. Accounts at this institution are currently insured up to $250,000 by the Federal Deposit Insurance Corporation with unlimited coverage for non-interest bearing accounts. The Company's interest bearing bank balances at January 31, 2010 were less than the FDIC limit.

(3) LONG-TERM INVESTMENTS

The Company's long-term investments consist of the following:

	Value
Artwork	$ 33,200
Common Stock - privately held company	50,000
	$ 83,200

The artwork is valued using Level 3 valuations in the hierarchy established by FASB ASC as the artwork has very limited market and would sell for essentially its cost. The shares of common stock are valued using Level 2 valuations as the shares purchased are for a privately held company. The estimated fair value of $50,000 approximates cost. Both artwork and shares of common stock are non-recurring.

RANCE KING SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS, CONTINUED

JANUARY 31, 2010

(4) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office equipment	$ 4,429
Office furniture	541
	4,970
Less accumulated depreciation	(4,970)
Net property and equipment	$ -

There was no depreciation expense for the year ended January 31, 2010.

(5) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current (Refundable)	$ (11,919)	$ 800	$ (11,119)
Deferred	-	-	-
	$ (11,919)	$ 800	$ (11,119)

As required by the Income Taxes Topic of FASB ASC, the Company is required to account for deferred taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at January 31, 2010.

The Company had approximately $69,000 of net operating losses to either carry back or forward. The Company carried back all of the federal net operating loss which generated a tax refund of $11,919. The Company has a state net operating loss available for carryforward which generates a deferred tax asset of approximately $6,000. A valuation allowance for the full amount of the asset has been provided for, due to the uncertainties in the ability to realize the future benefits of the carryforward.

(6) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with Rance King Properties, Inc. (RKP) which is an affiliate of the Company. The Company shares offices, utilities, and personnel with RKP which is responsible for the initial payment of all rent, accounting, tax return preparation, and computer support costs. Effective May 1, 2008, the agreement was amended to provide for a payment for all above listed covered services in an amount equal to 5% of the Company's gross income. The reimbursed amount totaled $40,405 for the year ended January 31, 2010.

(6) RELATED PARTY TRANSACTIONS, continued

The Company earned commissions totaling $501,214 from the sale of interests of certain limited liability companies (LLC's) for the year ended January 31, 2010. One of the managing members of the LLC's is a 100% owner of the Company and its affiliate, RKP.

RKP, a managing member of RK Opportunity Fund, entered into a service agreement with the Company wherein the Company is to perform certain marketing services on behalf of RK Opportunity Fund. The agreement was effective February 1, 2009 and shall automatically renew for successive twelve-month periods unless canceled in writing by December 31 of each succeeding year. The Company was paid $5,000 per month for a total $60,000 for the year ended January 31, 2010, which is reported as "Miscellaneous Income" in the Statement of Income (Loss).

(7) NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of January 31, 2010, the net capital ratio was .07 to 1 and the net capital was $136,600 which exceeded the required minimum capital by $131,600.

(8) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was March 15, 2010. No transactions or events were found that were material enough to require recognition in the financial statements.

RANCE KING SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JANUARY 31, 2010

Total stockholder's equity		$	240,852
Less non-allowable assets:			
Receivables	(16,200)		
Prepaid expenses	(4,852)		
Other assets	(83,200)		
			(104,252)
Net capital			136,600

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	630
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	5,000
Excess net capital	$	131,600

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	9,450
Ratio of aggregate indebtedness to net capital		.07 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

RANCE KING SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL

JANUARY 31, 2010

Net capital as reported in unaudited Focus Report Part IIA		$ 136,600
Adjustments:		
Prepaid expenses	$ (800)	
Income taxes	800	
		-
Net capital as reported in audited financial statements		$ 136,600

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. The net difference is zero. As such, the Company is in compliance with the minimum net capital requirement.

RANCE KING SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JANUARY 31, 2010

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

RANCE KING SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3

JANUARY 31, 2010

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

The Board of Directors
Rance King Securities Corporation
Long Beach, California

In planning and performing our audit of the financial statements of Rance King Securities Corporation (the Company), as of and for the year ended January 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
March 15, 2010

RANCE KING SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2010

(With Independent Auditors' Report Thereon)

RANCE KING SECURITIES CORPORATION

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

TRANSITIONAL ASSESSMENT RECONCILIATION

PERIOD OF APRIL 1 THROUGH JANUARY 31, 2010

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

The Board of Directors
Rance King Securities Corporation
Long Beach, CA 90803

Dear Board Members:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period ended January 31, 2010, which were agreed to by Rance King Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Rance King Securities Corporation's compliance with Rule 17a-5(e)(4). Rance King Securities Corporation's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement record entries, noting no exceptions;

2. Compared amounts reported on the audited Form X-17A-5 for the period ended January 31, 2010, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the period ended January 31, 2010, noting no exceptions;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no exceptions;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
March 26, 2010

AMENDED

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7T (29-REV 12/09)

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-031539 FINRA JAN 10/24/1984
RANCE KING SECURITIES CORPORATION
3737 E BROADWAY
LONG BEACH, CA 90803-6104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tanja Pierce (562) 240-1020

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00
   B. Less payment made with SIPC-6 filed [redacted] (exclude interest) (150.00)
   8/27/09
   Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) —
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____
   F. Total assessment balance and interest due (or overpayment carried forward) $____
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $____
   H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rance King Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director - Administration
(Title)

Dated the 25 day of March, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Jan 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 633,615

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — — —

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — — —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Sec Reg D - unregistered Securities 633,615
Exhibit C attachment of Private Placement Memorandum

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) ______

Total deductions 633,615

2d. SIPC Net Operating Revenues $ —

2e. General Assessment @ .0025 $ 150.

(to page 1 but not less than $150 minimum)